UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
                 1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13D-2(A)


                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00001 PER SHARE
                         (Title of Class of Securities)

                                    099469108
                                 (CUSIP Number)

                           Matthew S. Eisenberg, Esq.
                              Cobb & Eisenberg LLC
                               315 Post Road West
                               Westport, CT 06881
                                 (203) 222-9562
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 10, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                               (Page 1 of 7 Pages)

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CUSIP No. 099469108                                            Page 2 of 7 Pages
-------------------                                            -----------------
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Mark S. Howells
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS

                               AF, PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                                     1,730,985 shares
       NUMBER OF          ------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                                   21,147 shares
        OWNED BY          ------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                                     1,730,985 shares
         PERSON           ------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                                     21,147 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,752,132 shares
--------------------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES                                                          [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                               IN
--------------------------------------------------------------------------------

CUSIP No. 099469108                                            Page 3 of 7 Pages

                  This Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the common stock, par value $.00001 per share (the "Common Stock"), of Boots & Coots International Well Control, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at: 5151 San Felipe, Suite 450, Houston, Texas 77056.

Item 2.           Identity and Background.

                  (a) The name of the reporting person filing this Schedule 13D is Mark S. Howells (the "Reporting Person").

                  (b) The business address of the Reporting Person is: Arizona Securities Group, Inc., 2390 East Camelback Road, Suite 203, Phoenix, Arizona 85016.

                  (c) The Reporting Person serves as President and Chairman of Arizona Securities Group, Inc. ("ASG"), a registered broker-dealer, and is also a shareholder of ASG. The Reporting Person may be deemed to be an affiliate of ASG. The principal business address of ASG is 2390 East Camelback Road, Suite 203, Phoenix, Arizona 85016.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States.

CUSIP No. 099469108                                            Page 4 of 7 Pages


Item 3.           Source and Amount of Funds or Other Consideration.

                  This Schedule 13D reports the acquisition of shares of Common Stock by the Reporting Person. The shares were acquired as follows. 322,000 and 677,998 of the shares of Common Stock were originally issued to ASG on April 25, 1997 and July 11, 1997, respectively, as shares of capital stock (the "IWC Shares") of IWC Services, Inc., a Texas corporation ("IWC"). The IWC shares, which were issued by IWC to ASG in consideration for advisory and consulting services provided by ASG to IWC, were immediately distributed by ASG to the Reporting Person as a shareholder of ASG. On July 29, 1997, the IWC Shares were exchanged for 999,998 shares of Common Stock in connection with a merger transaction pursuant to which IWC became a wholly-owned subsidiary of the
Company. On December 2, 1997, 35,000 of such shares were transferred by the Reporting Person to irrevocable trusts for the benefit of his former spouse and children (see Item 5 below). 765,987 of the shares of Common Stock beneficially owned by the Reporting Person were purchased by the Reporting Person on August 6, 1997 in a private transaction for an aggregate cash purchase price of $382,993, which was paid in full on the date of purchase. The Reporting Person utilized his personal funds to satisfy the purchase price for the 765,987 shares. The remaining 21,147 shares of Common Stock beneficially owned by the Reporting Person were acquired by ASG between October 6, 1997 and December 10, 1997 in market-making transactions. The aggregate purchase price paid by ASG for such shares was approximately $76,658, all of which was paid in cash at the respective times of purchase from ASG's working capital.


Item 4. Purpose of Transaction.

                  The purpose of the acquisitions by the Reporting Person disclosed herein is investment. Depending upon the Reporting Person's evaluation of the Company's business and prospects, and upon such other factors as the Reporting Person may deem relevant, the Reporting Person or other entities that may be deemed to be affiliated with the Reporting Person (including, without limitation, ASG) may from time to time purchase shares of Common Stock and/or dispose of all or a portion of the shares of Common Stock held by the Reporting Person or such affiliated entities, or cease purchasing or disposing of shares of Common Stock. Any such additional purchases or dispositions may be made in the open market or privately negotiated transactions or otherwise. ASG is currently a market-maker in the Common Stock and regularly buys and sells shares of the Common Stock in the ordinary course of its business. Except as aforesaid, the Reporting Person does not presently have any plans or proposals that relate to or would result in any matter being required to be

CUSIP No. 099469108                                            Page 5 of 7 Pages


disclosed  in  response  to clauses (a)  through  (j),  inclusive,  of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the date hereof, the Reporting Person beneficially owns 1,752,132 shares of Common Stock, constituting approximately 5.9% of the outstanding shares of Common Stock (based upon an aggregate of 29,704,261 outstanding shares of Common Stock, as reported in an amendment to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, which was filed with the Securities and Exchange Commission ("SEC") on December 3, 1997). 1,430,835 of such shares are held by a trust for the benefit of the Reporting Person and certain family members of the Reporting Person and for which the Reporting Person is the trustee. 300,150 of such shares are held in an IRA account for the benefit of the Reporting Person. The remaining 21,147 shares are owned by ASG. The Reporting Person may be deemed to be an affiliate of ASG and, as such, may be deemed to share indirect beneficial ownership of the shares of Common Stock owned by ASG. The Reporting Person also holds a warrant to purchase an additional 173,250 shares of Common Stock. The warrant is not exercisable within sixty (60) days of the date hereof and, accordingly, the shares of Common Stock underlying the warrant are not included in the number of shares of Common Stock reported hereby as being beneficially owned by the Reporting Person.

                  Another affiliate of ASG, Jeffrey J. Puglisi, who is the Vice President of ASG and a shareholder, beneficially owns the 21,147 shares of Common Stock owned by ASG which are referenced in the preceding paragraph as being beneficially owned by the Reporting Person. As a result, the Reporting Person may be deemed to share the power to vote and dispose of such shares of Common Stock with Mr. Puglisi. In addition, Mr. Puglisi owns additional shares of Common Stock. Except with respect to the shares of Common Stock owned by ASG, Mr. Puglisi does not share any power with respect to the Reporting Person's shares of Common Stock and the Reporting Person does not share any power with respect to Mr. Puglisi's shares of Common Stock. The Reporting Person disclaims the existence of a "group" (as described in Section 13(d)(3) of the Exchange Act, and SEC Rule 13d-5 promulgated under the Exchange Act) as a result of his relationship with Mr. Puglisi.

                  (b) Not applicable.

CUSIP No. 099469108                                            Page 6 of 7 Pages


                  (c) On December 2, 1997, the Reporting Person gifted 35,000 shares of Common Stock to irrevocable trusts for the benefit of his former spouse and children. The Reporting Person's former spouse is the trustee of such trusts. In addition, ASG entered into market-making transactions from October 6, 1997 to December 10, 1997 pursuant to which ASG acquired 21,147 shares of the Common Stock reported herein as being beneficially owned by the Reporting Person. Except as aforesaid, no transactions in the Common Stock were effected by the Reporting Person within the past sixty (60) days.

                  (d) As described in paragraph (a) above, the Reporting Person may be deemed to share with Jeffrey J. Puglisi, an affiliate of ASG, the power to vote and dispose of the 21,147 shares of Common Stock owned by ASG. In addition, the Reporting Person may be deemed to share with Mr. Puglisi the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares of Common Stock. No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as being beneficially owned by the Reporting Person.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On July 15, 1997, ASG entered into a letter agreement with the Company which provides for certain demand and piggyback registration rights with respect to the shares of Common Stock beneficially owned by the Reporting Person.

                  The Reporting Person and Jeffrey J. Puglisi, each of whom is an affiliate of ASG, may act together with respect to investment decisions made with respect to ASG and the 21,147 shares of Common Stock of the Company held by ASG. However, the Reporting Person disclaims the existence of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act and SEC Rule 13d-5 promulgated under the Exchange Act) as between the Reporting Person and Mr. Puglisi generally and with respect to any future acquisition or disposition of shares of Common Stock by ASG.

CUSIP No. 099469108                                            Page 7 of 7 Pages

Item 7.           Material to be filed as Exhibits.

                  Not applicable.




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 1997



                                          /s/ Mark S. Howells
                                        ----------------------------------------
                                                    Mark S. Howells